Division of Corporation Finance
U.S. Securities and Exchange
Commission 100 F Street, N.E.
Washington, D.C. 20549

Re: Heartland Financial USA, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
File No. 001-15393

February 2, 2024
Dear Mr. Henderson and Mr. Klein:

This letter is in response to your comment letter dated December 28, 2023, related to the Annual Report on Form 10-K of Heartland Financial USA, Inc. (the "Company" or "we"), for the fiscal year ended December 31, 2022. For your convenience, we have repeated your comment in boldface below and followed the comment with our response:
Form 10-K for the Fiscal Year Ended December 31, 2022
Lending Activities
1.We note the tabular disclosure detailing the composition of your gross loan portfolio, which includes owner occupied and non-owner occupied commercial real estate (“CRE”). Given the significance of CRE in your total loan portfolio, please review your disclosures, in future filings, to further disaggregate the composition of your owner occupied and non-owner occupied CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor’s understanding of your CRE loan portfolio. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Response:
In future filings, management will disaggregate the composition of owner occupied and non-owner occupied CRE loan portfolio by industry diversification, and provide diversification data by bank division using information similar to what was furnished in our most recent quarterly investor presentation concurrently with our earnings release. Management believes the geographic diversification by bank division closely aligns to the geographic concentrations of the Company’s loan portfolio. Additionally, we will focus disclosures on those other aspects which we believe are material to an investor’s understanding of our CRE loan portfolio based upon changes in market conditions, including characteristics of our CRE collateralized by office properties. Management will provide disclosures which we believe are material to investors regarding the risk management policies, procedures and other actions undertaken in response to the current environment.

Deposits
2.We note your disclosure that the Company had wholesale deposits totaling $2.06 billion at December 31, 2022. Please revise your disclosures, in future filings, for the following.
•Clarify whether these represent brokered deposits, or separately quantify the amount of brokered deposits held by the Company at each reporting period.
•Include a risk factor discussing the related risks and other pertinent factors surrounding the use of these deposits, including any regulatory considerations.
•Discuss any related impacts the wholesale, institutional and/or brokered deposits have on your funding costs and net interest margin.
•To the extent applicable, disclose whether you have policies or internal limits regarding concentrations in wholesale, institutional, brokered and/or uninsured deposits, in total or by type of depositor, and whether you have complied with any such internal requirements for the period presented.
Response:
In future filings, management will provide clarification of the amount of brokered deposits within the wholesale and institutional deposits category.
Management will enhance the risk factors to discuss the related risks and other pertinent factors related to the use of brokered deposits including any regulatory considerations.
Management will enhance disclosures to include the related impacts of the wholesale and institutional customer deposits on the Company’s funding costs and net interest margin.
Management will include disclosures regarding policies and internal limits specifically related to wholesale and institutional deposit concentrations and the related compliance with these policies and internal limits.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk
3.We note your disclosures discussing various key assumptions associated with your net interest margin sensitivity. These assumptions include the timing and magnitude of changes in interest rates, current portfolio rates, existing maturities, repricing opportunities and market interest rates, in addition to prepayments and growth under different interest rate assumptions. Please revise your disclosures, in future filings, to fully describe and define the various identified inputs and assumptions supporting your market risk presentations and sensitivity disclosures. In addition, provide a discussion of how any assumptions have changed from period to period, including any changes to the data source used or significant changes in the actual assumption itself. See Item 305(a)(1)(ii)(B) of Regulation S-K.

4.Please also expand your disclosures, in future filings to include a discussion of your deposit beta to the extent that it is monitored and used by management. In this regard, we note the discussion of deposit beta trends in your earnings call presentation slides (e.g., slide 8 of Exhibit 99.2 from the October 30, 2023 Form 8-K). In addition, include a discussion of how the metric is used, how it has changed from period to period and how it is calculated.

Response:
Management will revise its disclosures, in future filings, to describe and define the identified inputs and assumptions supporting our market risk presentations and sensitivity disclosure. In addition, management will provide a discussion of how any assumptions have changed from period to period, including any changes to the data source used or significant changes in the actual assumption itself.
Response:
Management will expand its disclosures, in future filings, to include a discussion of our deposit beta to the extent that it is monitored and used by management. Additionally, management will include a discussion of how the metric is used, how it has changed from period to period and how it is calculated.

Should you have any questions regarding this letter or the responses contained herein, please feel free to contact the undersigned at (303) 365-3813 or by e-mail to kthompson@htlf.com.

Very truly yours,

/s/ Kevin Thompson

Kevin Thompson
Executive Vice President, Chief Financial Officer